UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

WERNER ENTERPRISES, INC.
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(Name of Issuer)

COMMON STOCK
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(Title of Class of Securities)

950755108
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(CUSIP Number)

December 31, 2018
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed.

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950755108

1. Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Clarence L. Werner

2. Check the Appropriate Box if a Member of a Group:

(a) [ ]
(b) [ ]

3. SEC Use Only

4. Citizenship or Place of Organization:

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With		5. Sole Voting Power:	21,034,106
		6. Shared Voting Power:	3,137
		7. Sole Dispositive Power:	6,032,856
		8. Shared Dispositive Power:	15,004,387

9. Aggregate Amount Beneficially Owned by Each Reporting Person:

21,037,243	(1)

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares:

[ ]

11. Percent of Class Represented by Amount in Row (9):

29.9%	(2)

12. Type of Reporting Person:

IN

(1) Includes (i) 6,029,118 shares owned by Mr. Werner directly, (ii) 15,001,250 shares owned by the Werner Children’s Trust II, (iii) 3,137 shares owned by Mr. Werner’s spouse, and (iv) 3,738 shares of restricted stock that will vest within 60 days of the reporting date.

(2) The percentage of the Common Stock beneficially owned is based on 70,445,711 shares, which includes 70,441,973 shares of Common Stock outstanding as of December 31, 2018 and 3,738 shares of restricted stock that will vest within 60 days of the reporting date.

CUSIP No. 950755108

Item 1.
(a)    Name of Issuer
Werner Enterprises, Inc.
(b)    Address of Issuer's Principal Executive Offices
14507 Frontier Road
Omaha, NE 68138
Item 2.
(a)    Name of Person Filing
Clarence L. Werner
(b)    Address of Principal Business Office or, if none, Residence
14507 Frontier Road
Omaha, NE 68138
(c)    Citizenship
United States of America
(d)    Title of Class of Securities
Common Stock
(e)    CUSIP Number
950755108

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4. Ownership.

The following sets forth certain information as of December 31, 2018, with respect to the beneficial ownership of the Common Stock by the Reporting Person.

(a) Amount beneficially owned:	21,037,243	(1)
(b) Percent of class:	29.9%	(2)
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	21,034,106
(ii) Shared power to vote or to direct the vote:	3,137
(iii) Sole power to dispose or to direct the disposition of:	6,032,856
(iv) Shared power to dispose or to direct the disposition of:	15,004,387

(1) Includes (i) 6,029,118 shares owned by Mr. Werner directly, (ii) 15,001,250 shares owned by the Werner Children’s Trust II, (iii) 3,137 shares owned by Mr. Werner’s spouse, and (iv) 3,738 shares of restricted stock that will vest within 60 days of the reporting date.

(2) The percentage of the Common Stock beneficially owned is based on 70,445,711 shares, which includes 70,441,973 shares of Common Stock outstanding as of December 31, 2018 and 3,738 shares of restricted stock that will vest within 60 days of the reporting date.

CUSIP No. 950755108

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2019	By:	/s/ Clarence L. Werner
	Name:	Clarence L. Werner
	Title:	Executive Chairman